Exhibit 19.1

AVEPOINT, INC.

INSIDER TRADING POLICY

Last Updated and Approved: August 20, 2024

A.	Introduction.

During the course of your relationship with AvePoint, Inc., a Delaware corporation or any of its subsidiaries (collectively, the “Company”), you may receive important material information that is not yet publicly available (“inside information” or “MNPI”) about the Company or about other publicly traded companies with which the Company has business relationships. MNPI may give you, or someone you pass that information on to, an advantage over others when deciding whether to buy, sell, or otherwise transact in the Company’s securities or the securities of another publicly traded company.

This Insider Trading Policy (this “Policy”) sets forth guidelines with respect to transactions in the Company’s securities by the Company’s employees, officers, and directors as well as consultants who are advised that they are subject to this Policy (“designated consultants”) and the other persons subject to this Policy as described below.

B.	Statement of Policy.

It is the Company’s policy that an employee, officer, director, or designated consultant of the Company (or any other person subject to this Policy) who is aware of MNPI relating to the Company may not, directly or indirectly:

1.	engage in any transactions in the Company’s securities, except as otherwise specified under the heading “Exceptions to this Policy” below;

2.	recommend the purchase or sale of any of the Company’s securities;

3.

disclose MNPI to persons within the Company whose jobs do not require them to have that information, or outside of the Company to other persons, such as family, friends, business associates and investors, unless the disclosure is made in accordance with the Company’s policies regarding the protection or authorized external disclosure of information regarding the Company; or

4.	assist anyone engaged in the above activities.

The prohibition against insider trading is absolute. It applies even if the decision to trade is not based on such MNPI. It also applies to transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) and also to very small transactions. All that matters is whether you are aware of any MNPI relating to the Company at the time of the transaction.

The U.S. federal securities laws do not recognize any mitigating circumstances to insider trading. In addition, even the appearance of an improper transaction must be avoided to preserve the Company’s reputation for adhering to the highest standards of conduct. In some circumstances, you may need to forgo a planned transaction even if you planned it before becoming aware of the MNPI. So, even if you believe you may suffer an economic loss or sacrifice an anticipated profit by waiting to trade, you must wait.

It is also important to note that the laws prohibiting insider trading are not limited to trading by the insider alone; advising others to trade on the basis of MNPI is illegal and squarely prohibited by this Policy. Liability in such cases can extend both to the “tippee”—the person to whom the insider disclosed MNPI—and to the “tipper,” the insider themself. In such cases, you can be held liable for your own transactions, as well as the transactions by a tippee and even the transactions of a tippee’s tippee. Furthermore, it is important that the appearance of insider trading in securities be avoided.

For these and other reasons, it is the Company’s policy that no employee, director or designated consultant of the Company (or any other person subject to this Policy) may either (a) recommend to another person that they buy, hold or sell the Company’s securities at any time or (b) disclose MNPI to persons within the Company whose jobs do not require them to have that information, or outside of the Company to other persons (unless the disclosure is made in accordance with the Company’s policies regarding the protection or authorized external disclosure of information regarding the Company); provided that, a director may disclose such information to their affiliates so long as such affiliates have established their own insider trading controls and procedures in compliance with applicable securities laws.

In addition, it is the policy of the Company that no employee, director or designated consultant of the Company (or any other person subject to this Policy) who, in the course of working for the Company, learns of or is otherwise aware of MNPI about another publicly traded company with which the Company does business, including a partner, collaborator or supplier of the Company may trade in that company’s securities until the information becomes public or is no longer material.

There are no exceptions to this Policy, except as specifically noted herein in this Policy.

C.	Transactions Subject to this Policy.

This Policy applies to all transactions in securities issued by the Company, as well as related financial instruments or derivative securities that are not issued by the Company, such as exchange-traded put or call options or swaps relating to the Company’s securities. For purposes of this Policy, the terms “trade,” “trading” and “transactions” include not only purchases and sales of the Company’s shares in the public market, but also engaging in short sales, transactions in put or call options, hedging transactions, other inherently speculative transactions, making any other purchases, sales, transfers or other acquisitions and dispositions of common or preferred equity, options (including certain exercises of options, as described in more detail below), warrants and other securities (including debt securities) and other arrangements or transactions that affect economic exposure to changes in the prices of these securities. For the purposes of this Policy, a “related financial instrument” means (i) an instrument, agreement, security or exchange contract the value, market price or payment obligations of which are derived from, referenced to or based on the value, market price or payment obligations of a security or (ii) any other instrument, agreement, or understanding that affects, directly or indirectly, a person or company’s economic interest in a security or a futures contract or an option traded on an exchange.

D.	Persons Subject to this Policy.

The provisions outlined in this Policy apply to you and all other employees, directors and designated consultants of the Company. You are responsible for making sure that members of your immediate family, persons with whom you share a household, persons who are your economic dependents and any other individuals or entities whose trading or transactions in securities you influence, direct or control (including, e.g., a venture or other investment fund, if you influence, direct or control transactions by the fund) comply with this Policy. However, this Policy does not apply to any entity that invests in securities in the ordinary course of its business (e.g., a venture or other investment fund) if (and only if) such entity has certified to the Company that it has established its own insider trading controls and procedures in compliance with applicable securities laws. The foregoing persons who are deemed subject to this Policy are referred to in this Policy as “Related Persons.” You are responsible for making sure that your Related Persons comply with this Policy.

E.	Material nonpublic information (MNPI).

1.  “Material” information.

It is not always easy to figure out whether you are aware of MNPI. But there is one important factor to determine whether nonpublic information you know about a public company is material: whether dissemination of the information would reasonably be expected to affect the market price or value of the company’s shares or would likely be considered important, or “material,” by investors who are considering trading in that company’s shares. Certainly, if the information makes you want to trade, it would probably have the same effect on others. Remember, both positive and negative information can be material. There is no bright-line standard for assessing materiality; rather, materiality is based on an assessment of all of the facts and circumstances, and is often evaluated by relevant enforcement authorities with the benefit of hindsight.

If you possess MNPI, you may not trade in a company’s shares, advise anyone else to do so or communicate the information to anyone else until you know that the information has been publicly disseminated (as described in more detail below). This means that in some circumstances, you may have to forego a proposed transaction in a company’s securities even if you planned to execute the transaction prior to learning of the MNPI and even though you believe you may suffer an economic loss or sacrifice an anticipated profit by waiting.

You may not participate in “chat rooms” or other electronic discussion groups or contribute to blogs, bulletin boards or social media forums on the internet concerning MNPI about the Company or other companies with which the Company does business, even if you do so anonymously, unless doing so is part of your job responsibilities and you have explicit authorization from the individual designated by the Company’s Board of Directors as the clearing officer or their designee (each, a “Clearing Officer”) and your actions are in accordance with the Company’s “Corporate Disclosure Policy.” AvePoint’s Chief Legal and Compliance Officer has been appointed as the Clearing Officer.

Depending on the specific details, the following items may be considered MNPI until publicly disclosed within the meaning of this Policy. There may be other types of information that would qualify as material information as well; use this list merely as a non-exhaustive guide:

a)	financial results or forecasts, and any changes, revisions or withdrawals thereof;
b)	status of and new developments related to product development;
c)	communications with government agencies;
d)	potential mergers, amalgamations, acquisitions or dispositions of assets, divisions or companies;
e)	public or private sales of debt or equity securities;
f)	changes in the capital structure of the Company, share splits, dividends or changes in dividend policy;
g)	the establishment of a repurchase program for the Company’s securities;
h)	significant changes in relationships with suppliers or customers (e.g., the award, cancellation, or loss of major contracts);
i)	establishment of, or developments in, strategic partnerships, joint ventures or similar collaborations;
j)	changes or new corporate partner relationships or collaborations;
k)	notice of issuance or denial of patents, the acquisition of other material intellectual property rights or notice of a material adverse change in intellectual property or patents owned by Company;
l)	regulatory developments;
m)	board, management or control changes;
n)	employee layoffs;
o)	a disruption in the Company’s operations or breach or unauthorized access of its property or assets, including its facilities and information technology infrastructure;
p)	tender offers or proxy fights;
q)	accounting restatements;
r)	litigation or settlements, including significant litigation exposure due to actual or threatened litigation;
s)	events of default under financing or other agreements;
t)	changes in auditors or auditor notification that the Company may no longer rely on audit information; and
u)	impending bankruptcy or financial liquidity problems.

2.    When Information Is Considered Public.

For information to be considered publicly disseminated, it must be widely disclosed through a press release, a public filing on EDGAR (in the United States) or another widely disseminated announcement. Additionally, once disseminated, a sufficient amount of time must have passed to allow the information to be fully disclosed. Generally speaking, information will be considered publicly disseminated after two full trading days have elapsed since the information was publicly disclosed. For example, if an announcement of MNPI of which you were aware was made prior to trading on Wednesday, then you may execute a trade or other transaction in the Company’s securities on Friday; if an announcement of MNPI of which you were aware was made after trading ends on Wednesday, then you may execute a trade or other transaction in the Company’s securities on Monday. Depending on the particular circumstances, the Company may determine that a longer or shorter waiting period should apply to the release of specific MNPI.

F.	Quarterly Trading Blackouts.

Because our workplace culture tends to be open, odds are that our directors and certain of our employees and designated consultants will possess MNPI at certain points during the year. To minimize even the appearance of insider trading among those employees, officers, directors, and designated consultants we have established “quarterly trading blackout periods” during which the Company’s, directors as well as members of the Company’s Finance Team (the “Finance Team”), the Company’s Legal Department (the “Legal Department”) and other employees or consultants as designated by the Clearing Officer and their respective Related Persons—regardless of whether they are aware of insider information or not—may not conduct any trades in the Company’s securities. That means that, except as described in this Policy, all Company directors as well as all members of the Finance team, Legal Department and any other employees or consultants as designated by the Clearing Officer and their respective Related Persons will be able to trade in Company securities only during limited open trading window periods that generally will begin after two full trading days have elapsed since the public dissemination of the Company’s annual or quarterly financial results and end at the beginning of the next quarterly trading blackout period. Of course, even during an open trading window period, you may not (unless an exception applies) conduct any trades in Company securities if you are otherwise in possession of MNPI.

For purposes of this Policy, each “quarterly trading blackout period” will generally begin at the end of the day that is one week prior to the last trading day of each fiscal quarter and end after two full trading days have elapsed since the public dissemination of the Company’s financial results for such quarter. Please note that the quarterly trading blackout period may commence early or may be extended if, in the judgment of the Clearing Officer, there exists undisclosed information that would make trades by Company employees, directors and designated consultants inappropriate. It is important to note that the fact that the quarterly trading blackout period has commenced early or has been extended should be considered insider information that should not be communicated to any other person.

Any employee, director or consultant to whom a quarterly trading blackout period applies but who believes that special circumstances require them to trade during a closed trading window should consult with the Clearing Officer. Permission to trade during a closed trading window will be granted only where the circumstances are extenuating, the Clearing Officer concludes that the person is not in fact aware of any MNPI relating to the Company or its securities, and there appears to be no significant risk that the trade may subsequently be questioned.

G.	Event-Specific Trading Blackouts.

From time to time, an event may occur that is material to the Company and is known by only a few directors, officers and/or employees. So long as the event remains material and nonpublic, the persons designated by the Clearing Officer may not trade in Company securities. In that situation, the Clearing Officer will notify the designated individuals that neither they nor their Related Persons may trade in Company securities. The existence of an event-specific trading blackout should also be considered MNPI and should not be communicated to any other person. Even if you have not been designated as a person who should not trade due to an event-specific trading blackout, you should not trade while aware of MNPI. Exceptions will not be granted during an event-specific trading blackout.

The quarterly and event-driven trading blackouts do not apply to those transactions to which this policy does not apply, as described under the heading “Exceptions to this Policy” below.

H.	Exceptions to this Policy.

1.	Option Exercises.

This Policy does not apply to the exercise of options granted under the Company’s Equity Incentive Plan (“EIP”) for cash or, where permitted under the option, by a net exercise transaction with the Company; provided that, at the time of exercise or withholding, they are not in possession of MNPI about the Company. This Policy does, however, apply to any sale of shares as part of a broker-assisted cashless exercise or any other market sale, whether or not for the purpose of generating the cash needed to pay the exercise price or pay taxes, and notwithstanding whether such shares were granted pursuant to the EIP as an option, a restricted stock award, a restricted stock unit, or even a stock appreciation right.

2.	Tax Withholding Transactions.

This Policy does not apply to the surrender of shares directly to the Company to satisfy tax withholding obligations as a result of the issuance of shares upon vesting or exercise of restricted stock units, options or other equity awards granted under the Company’s equity compensation plans; provided that, at the time of surrender, the individual is not in possession of MNPI about the Company. Of course, any market sale of the shares received upon exercise or vesting of any such equity awards remains subject to all provisions of this Policy whether or not for the purpose of generating the cash needed to pay the exercise price or pay taxes.

3.	Employee Share Purchase Plan.

Employees who are eligible to do so may purchase shares under the Company’s Employee Share Purchase Plan (“ESPP”) on periodic designated dates in accordance with the ESPP without restriction to any particular period. This Policy does, however, apply to an employee’s initial election to participate in the ESPP, changes to an employee’s election to participate in the ESPP for any enrollment period, or to the subsequent sale of the shares acquired pursuant to the ESPP.

4.	10b5-1 Automatic Trading Programs.

In addition, purchases or sales of the Company’s securities made pursuant to, and in compliance with, a written plan established by a director, officer, other employee or consultant that meets the requirements of Rule 10b5-1 (a “10b5-1 Trading Plan”) under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) may be made without restriction to any particular period; provided that (i) the 10b5-1 Trading Plan was established in good faith, in compliance with the requirements of Rule 10b5-1, at the time when such individual was not in possession of MNPI about the Company and the Company had not imposed any trading blackout period which applied to such individual, (ii) the 10b5-1 Trading Plan was reviewed by the Company prior to establishment, solely to confirm compliance with this Policy and applicable securities laws and (iii) the 10b5-1 Trading Plan allows for the cancellation of a transaction and/or suspension of such 10b5-1 Trading Plan in accordance with securities law and upon notice and request by the Company to the individual if any proposed trade (a) fails to comply with applicable laws (e.g., exceeding the number of shares that may be sold under Rule 144) or (b) would create material adverse consequences for the Company. The 10b5-1 Trading Plan, any amendments to such 10b5-1 Trading Plan and the termination of such 10b5-1 Trading Plan are subject to the Company’s approval and applicable securities laws. We have adopted a separate set of Rule 10b5-1 Trading Plan Guidelines with which you should consult in connection with the establishment of any 10b5-1 Trading Plan.

5.	Gifts.

This Policy does not apply to bona fide gifts of Company securities that have been pre-cleared by the Clearing Officer. Whether a gift is truly bona fide will depend on the facts and circumstances surrounding each gift. Pre-clearance must be obtained at least two business days in advance of the proposed gift, and pre-cleared gifts not completed within five business days will require new pre-clearance. The Company may choose to shorten this period.

I.	Special and Prohibited Transactions

1.	Speculative or Short-Term Trading.

No employee, director or consultant may engage in short sales, transactions in put options, call options or other derivative securities on an exchange or in any other organized market, or in any other inherently speculative transactions with respect to the Company’s shares.

2.	Hedging Transactions.

Hedging or monetization transactions can be accomplished through a number of possible mechanisms, including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars and exchange funds. Such hedging transactions may permit a Company director, employee or consultant to continue to own the Company’s securities or hold related financial instruments, whether obtained through employee benefit plans or otherwise, but without the full risks and rewards or economic exposure of ownership. When that occurs, the Company employee, director or consultant may no longer have the same objectives as the Company’s other shareholders. Therefore, Company employees, directors and designated consultants are prohibited from engaging in any such transactions.

3.	Margin Accounts and Pledged Securities.

Securities held in a margin account as collateral for a margin loan may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of MNPI or otherwise is not permitted to trade in the Company’s securities, directors, employees and consultants are prohibited from holding Company securities in a margin account or otherwise pledging the Company’s securities as collateral for a loan.

4.	Standing and Limit Orders.

Standing and limit orders (except standing and limit orders under approved 10b5-1 Trading Plans, as discussed above) create heightened risks for insider trading violations similar to the use of margin accounts. There is no control over the timing of purchases or sales that result from standing instructions to a broker, and as a result the broker could execute a trade or transaction when a director, employee or consultant is in possession of MNPI. The Company therefore discourages placing standing or limit orders on the Company’s securities. If a person subject to this Policy determines that they must use a standing order or limit order (other than under an approved 10b5-1 Trading Plan as discussed above), the order should be limited to short duration and the person using such standing order or limit order is required to cancel such instructions immediately in the event restrictions are imposed on their ability to trade pursuant to the “Quarterly Trading Blackouts” and “Event-Specific Trading Blackouts” provisions above.

J.	Pre-Clearance and Advance Notice of Transactions.

In addition to the requirements listed above, directors and all employees are subject to pre-clearance requirements and face a further restriction:

Even during an open trading window, they may not engage in any transaction in or trade of the Company’s securities or related financial instruments, including any purchase or sale in the open market, loan or other transfer of beneficial ownership without first obtaining pre-clearance of the transaction from the Clearing Officer at least two (2) business days in advance of the proposed transaction. The Clearing Officer will then determine whether the transaction may proceed and, if so, will direct the Compliance Officer (as identified in the Company’s Memorandum Regarding Section 16 Compliance Program) to assist, if applicable, in complying with the reporting requirements under Section 16(a) of the Exchange Act, if any. Pre-cleared transactions not completed within five (5) business days shall require new pre-clearance under the provisions of this paragraph. The Company may, at its discretion, shorten such period of time.

Persons subject to pre-clearance must also give advance notice of their plans to exercise an outstanding share option to the Clearing Officer.

Upon completion of any trade, the director or Section 16 officer must immediately notify the Compliance Officer and any other individual(s) identified in Section 1 of the Company’s Memorandum Regarding Section 16 Compliance Program so that the Company may assist in any Section 16 reporting obligations.

K.	Short-Swing Trading/Control Share/Section 16 Reports.

Officers and directors subject to the reporting obligations under Section 16 of the Exchange Act should take care not to violate the prohibition on short-swing trading (within the meaning of Section 16(b) of the Exchange Act) and the restrictions on sales by control persons (Rule 144 under the Securities Act of 1933, as amended), and should file all appropriate Section 16(a) reports (Forms 3, 4 and 5), which are enumerated and described in the Company’s Memorandum Regarding Section 16 Compliance Program, and any notices of sale required by Rule 144.

L.	Prohibition of Trading During Pension Fund Blackouts.

In accordance with Regulation BTR under the Exchange Act, no director or officer of the Company shall, directly or indirectly, purchase, sell or otherwise acquire or transfer any equity security of the Company (other than an exempt security) during any “blackout period” (as defined in Regulation BTR) with respect to such equity security, if such director or officer acquires or previously acquired such equity security in connection with their service or employment as a director or officer. This prohibition shall not apply to any transactions that are specifically exempted from Section 306(a)(1) of the Sarbanes-Oxley Act of 2002 (as set forth in Regulation BTR), including but not limited to: purchases or sales of the Company’s securities made pursuant to, and in compliance with, a 10b5-1 Trading Plan; compensatory grants or awards of equity securities pursuant to a plan that, by its terms, permits officers and directors to receive automatic grants or awards and specifies the terms of the grants and awards; acquisitions or dispositions of equity securities involving a bona fide gift or by will or the laws of descent or pursuant to a domestic relations order; etc. The Company shall timely notify each director and officer of any blackout periods in accordance with the provisions of Regulation BTR.

M.	Duration of Policy’s Applicability.

This Policy continues to apply to your transactions in the Company’s securities or the securities of other public companies engaged in business transactions with the Company even after your employment, consultancy or directorship with the Company has terminated. If you are in possession of MNPI when your relationship with the Company concludes, you may not trade in the Company’s securities or the securities of such other company until the information has been publicly disseminated (as described in this Policy) or is no longer material.

N.	Individual Responsibility.

Persons subject to this Policy have ethical and legal obligations to maintain the confidentiality of information about the Company and to not engage in transactions in the Company’s securities while aware of material nonpublic or MNPI. Each individual is responsible for making sure that they comply with this Policy, and that any family member, household member or other person or entity whose transactions are subject to this Policy, as discussed under the heading “Persons Subject to this Policy” above, also comply with this Policy. In all cases, the responsibility for determining whether an individual is aware of MNPI rests with that individual, and any action on the part of the Company or any employee or director of the Company pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws. You could be subject to severe legal penalties and disciplinary action by the Company for any conduct prohibited by this Policy or applicable securities laws. See “Penalties” below.

O.	Penalties.

Anyone who effects transactions in the Company’s securities or the securities of other public companies engaged in business transactions with the Company (or provides information to enable others to do so) on the basis of MNPI is subject to both civil liability and criminal penalties, as well as disciplinary action by the Company. An employee, director or consultant who has questions about this Policy should contact their own attorney or the Clearing Officer. Please also see the “Frequently Asked Questions”, which are attached hereto as Exhibit A.

P.	Review of and Amendments to Policy.

The Company is committed to continuously reviewing and updating its policies and procedures. The Company therefore reserves the right to amend, alter or terminate this Policy at any time and for any reason. A current copy of the Company’s policies regarding insider trading may be obtained by contacting the Clearing Officer.

AvePoint, Inc.

Insider Trading Policy

CERTIFICATION

To: AvePoint, Inc.

I, ________________________, have received and read a copy of the AvePoint, Inc. Insider Trading Policy (the “Policy”). I hereby agree to comply with the specific requirements of the Policy in all respects during my employment or other service relationship with AvePoint, Inc. I understand that this Policy constitutes a material term of my employment or other service relationship with AvePoint, Inc. (or a subsidiary thereof) and that my failure to comply in all respects with the Policy is a basis for termination for cause.

(Signature)

(Name)

(Date)

Exhibit A

Frequently Asked Questions

1.    What is insider trading?

A: Generally speaking, insider trading is the buying or selling of stocks, bonds, futures or other securities by someone who possesses or is otherwise aware of MNPI about the securities or the issuer of the securities. Insider trading also includes trading in related financial instruments, including derivatives (such as put or call options), where the price is linked to the underlying price of a company’s stock. It does not matter whether the decision to buy or sell was influenced by the MNPI, how many shares you buy or sell, or whether it has an effect on the share price – if you are aware of material, nonpublic information about AvePoint or another publicly traded company that AvePoint has business relationships with and you trade in AvePoint’s shares or such other company’s securities, you have broken the law.

2.    Why is insider trading illegal?

A: If company insiders are able to use their confidential knowledge to their financial advantage, other investors would not have confidence in the fairness and integrity of the market. This ensures that there is an even playing field by requiring those who are aware of MNPI to refrain from trading.

3.    What is material nonpublic or inside information?

A: Information is material if it would influence a reasonable investor to buy, hold or sell a stock, bond, future or other security, or would reasonably be expected to have a significant effect on the market price or value of AvePoint’s securities. This could mean many things – financial results or forecasts, clinical or regulatory results, potential acquisitions or major contracts to name just a few. Information is nonpublic if it has not yet been publicly disseminated within the meaning of our Insider Trading Policy.

4.    When is information considered public?

A: The prohibition on trading when you have MNPI lifts once that information becomes publicly disseminated. But for information to be considered publicly disseminated, it must be widely disseminated through a press release, a filing with the SEC or other widely disseminated announcement. Once information is publicly disseminated, it is still necessary to afford the investing public with sufficient time to absorb the information. Generally speaking, information will be considered publicly disseminated for purposes of this Policy only after two full trading days have elapsed since the information was publicly disclosed. For example, if we announce MNPI before trading begins on Wednesday, then information would be considered to be publicly disseminated by the time trading begins on Friday; if we announce MNPI after trading ends on Wednesday, then information would be considered to be publicly disseminated by the time trading ends on Friday. Depending on the particular circumstances, AvePoint may determine that a longer or shorter waiting period should apply to the release of specific MNPI. Any disclosure of nonpublic information, material or otherwise, must be done in accordance with AvePoint’s Corporate Disclosure Policy.

5.    Who can be guilty of insider trading?

A: Anyone who buys or sells a security or related financial instrument while aware of MNPI, or provides MNPI that someone else uses to buy or sell a security or related financial instrument, may be guilty of insider trading. This applies to all individuals, including officers, directors and others who don’t even work at AvePoint. Regardless of who you are, if you know something material about a company or the value of a security that not everyone else knows and you trade (or convince someone else to trade) in that security or a related financial instrument, you may be found guilty of insider trading.

6.    Does AvePoint have an Insider Trading Policy?

A: Yes, the Insider Trading Policy is available upon request to legal@avepoint.com and will be made available to read on our internal website.

7.    Who does the Insider Trading Policy apply to?

A: The provisions of the Insider Trading Policy apply to all directors, officers, other employees and designated consultants of AvePoint and its subsidiaries. Each individual subject to the Insider Trading Policy is responsible for making sure that members of their immediate family, persons with whom they share a household, persons who are economic dependents and any other individuals or entities whose trading or transactions in securities the individual influences, directs or controls (including, e.g., a venture or other investment fund, if the individual influences, directs or controls transactions by the fund) complies with this Insider Trading Policy. However, this Insider Trading Policy does not apply to any entity that invests in securities in the ordinary course of its business (e.g., a venture or other investment fund) if (and only if) such entity has certified to AvePoint that it has established its own insider trading controls and procedures in compliance with applicable securities laws with respect to trading in AvePoint’s securities.

8.	What if I am aware of MNPI when I trade, but the reason I trade is because of something else, like to pay medical bills?

A: The prohibition against insider trading is absolute. It applies even if the decision to trade is not based on such MNPI. It also applies to transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) and also to very small transactions. All that matters is whether you are aware of any MNPI relating to AvePoint at the time of the transaction.

9.	Do the U.S. securities laws take into account mitigating circumstance, like avoiding a loss or planning a transaction before I had MNPI?

A: No. The U.S. federal securities laws do not recognize any mitigating circumstances to insider trading. In addition, even the appearance of an improper transaction must be avoided to preserve AvePoint’s reputation for adhering to the highest standards of conduct. In some circumstances, you may need to forgo a planned transaction even if you planned it before becoming aware of the MNPI. So, even if you believe you may suffer an economic loss or sacrifice an anticipated profit by waiting to trade, you must wait.

10.	What if I don’t buy or sell anything, but I tell someone else MNPI?

A: That is called “tipping.” You are the “tipper” and the other person is called the “tippee.” If the tippee buys or sells based on that MNPI, both you and the “tippee” could be found guilty of insider trading. In fact, for example, if you tell family members who tell others and those people then trade on the information, those family members and the “tippee” might be found guilty of insider trading too. To prevent this, you may not discuss MNPI about AvePoint with anyone outside AvePoint, including spouses, family members, friends or business associates (unless such disclosure is in accordance with AvePoint’s policies regarding the protection or authorized external disclosure of information regarding AvePoint, such as the Corporate Disclosure Policy). This includes anonymous discussions on the internet regarding MNPI about AvePoint or companies with which AvePoint does business.

11.	What if I don’t tell them the information itself, I just tell them whether they should buy or sell?

A: That is still tipping and you can still be responsible for insider trading. You may never recommend to another person that they buy, hold or sell shares of our common stock or any derivative security related to shares of our common stock, since that could be a form of tipping.

12.    What are the sanctions if I trade on MNPI or tip off someone else?

A: In addition to disciplinary action by AvePoint—which may include termination of employment—you may be liable for civil sanctions for tipping or trading on material nonpublic. The sanctions may include return of any profit made or loss avoided as well as penalties of up to three times any profit made or any loss avoided. Persons found liable for tipping MNPI, even if they did not trade themselves, may be liable for the amount of any profit gained or loss avoided by everyone in the chain of tippees as well as a penalty of up to three times that amount. In addition, anyone convicted of criminal insider trading could face prison and additional fines.

13.    What is “loss avoided”?

A: If you sell shares of our common stock or a related derivative security before negative news is publicly announced, and as a result of the announcement the share price declines, you have avoided the loss caused by the negative news.

14.    Am I restricted from trading securities of any companies other than AvePoint (for example a customer or competitor of AvePoint)?

A: Possibly. Insider trading laws generally restrict everyone who becomes aware, through an inside source or as a result of planned transaction involving AvePoint, of MNPI about a company from trading in that company’s securities, regardless of whether the person is directly connected with that company, except in limited circumstances. Therefore, if you have MNPI about another company, you should not trade in that company’s securities. You should be particularly conscious of this restriction if, through your position at AvePoint, you sometimes obtain sensitive, material information about other companies and their business dealings with AvePoint.

15.    So if I do not trade AvePoint securities when I have MNPI, and I don’t “tip” other people, I am in the clear, right?

A: Not necessarily. Even if you do not violate securities law, you may still violate our policies. For example, directors, officers, other employees, and consultants may violate our policies by breaching their confidentiality obligations or by recommending AvePoint shares as an investment, even if those actions do not violate securities laws. Our policies are stricter than the law requires so that we and our directors, officers, other employees and consultants can avoid even the appearance of wrongdoing. Therefore, please review the entire Insider Trading Policy carefully.

16.    So when can I buy or sell my AvePoint securities?

A: If you have MNPI, you may not buy or sell shares of our common stock until two full trading days have elapsed since the information was publicly disclosed. At that point, the information is considered publicly disseminated for purposes of our Insider Trading Policy. For example, if we announce MNPI before trading begins on Wednesday, then you may execute a trade or transaction in our securities on Friday; if we announce MNPI after trading ends on Wednesday, then you may execute a trade or transaction in our securities on Monday. Even if you are not aware of any MNPI, you may not trade in shares of our common stock during any trading “blackout” period, if such trading “blackout” period applies to you (see question 17 below). Our Insider Trading Policy describes the quarterly trading blackout period, and additional event-driven trading blackout periods may be announced by email. And finally, all directors, officers, other employees and consultants must pre-clear any purchases or sales of shares with the Clearing Officer two days in advance of the proposed trade or transaction.

17.	What is a quarterly trading blackout period?

A: To minimize the appearance of insider trading among our directors, officers, other employees and their Related Persons, we have established “quarterly trading blackout periods” during which our directors as well as members of the Finance team, Legal Department and other employees or consultants as designated by the Clearing Officer and their respective Related Persons—regardless of whether they are aware of MNPI or not—may not conduct any trades in AvePoint securities. That means that, except as described in this Policy, all directors well as all members of the Finance team, Legal Department and any other employees or consultants as designated by the Clearing Officer and their respective Related Persons will be able to trade in AvePoint securities only during limited open trading window periods that generally will begin after two full trading days have has elapsed since the public dissemination of AvePoint’s annual or quarterly financial results and end at the beginning of the next quarterly trading blackout period. Of course, even during an open trading window period, you may not (unless an exception applies) conduct any trades in AvePoint securities if you are otherwise in possession of MNPI.

18.    What are AvePoint’s quarterly trading blackout periods?

A: Each “quarterly trading blackout period” will generally begin at the end of the day that is one week prior to the last trading day of each fiscal quarter and end after two full trading days have elapsed since the public dissemination of AvePoint’s financial results for that quarter.

19.    Can AvePoint’s quarterly trading blackout periods change?

A. The quarterly trading blackout period may commence early or may be extended if, in the judgment of the Clearing Officer, there exists undisclosed information that would make trades by AvePoint directors, officers, other employees or their related persons inappropriate. It is important to note that the fact that the quarterly trading blackout period has commenced early or has been extended should be considered MNPI that should not be communicated to any other person.

20.    Does AvePoint have blackout periods other than quarterly trading blackout periods?

A: Yes. From time to time, an event may occur that is material to AvePoint and is known by only a few directors, officers, and/or other employees. So long as the event remains material and nonpublic, the persons designated by the Clearing Officer may not trade in AvePoint’s securities. In that situation, AvePoint will notify the designated individuals that neither they nor their related persons may trade in the AvePoint’s securities. The existence of an event-specific trading blackout should also be considered MNPI and should not be communicated to any other person.

21.    If I have an open order to buy or sell AvePoint securities on the date a blackout period that applies to me commences, can I leave it to my broker to cancel the open order and avoid executing the trade?

A: No, unless it is in connection with an automatic trading program (see Question 26 below). If you have any open orders when a blackout period that applies to you commences other than in connection with an automatic trading program (a 10b5-1 Trading Plan), it is your responsibility to cancel these orders with your broker. If you have an open order and it executes after a blackout period that applies to you commences not in connection with an automatic trading program, you will have violated our Insider Trading Policy and may also have violated the insider trading laws.

22.    Am I allowed to trade derivative securities of AvePoint? Or short shares of AvePoint common stock?

A: No. Under our policies, you may not trade in derivative securities related to shares of our common stock, which include publicly traded call and put options. In addition, under our policies, you may not engage in short selling of shares of our common stock at any time.

“Derivative securities” are securities other than shares of our common stock that are speculative in nature because they permit a person to leverage their investment using a relatively small amount of money. Examples of derivative securities include (but are not limited to) “put options” and “call options.” These are different from employee share options and other equity awards granted under our equity compensation plans, which are not derivative securities for the purposes of our Insider Trading Policy.

“Short selling” is profiting when you expect the price of the shares to decline, and includes transactions in which you borrow shares from a broker, sell them, and eventually buy them back on the market to return the borrowed shares to the broker. Profit is made through the expectation that the share price will decrease during the period of borrowing.

23.    Why does AvePoint prohibit trading in derivative securities and short selling?

A: Many companies with volatile share prices have adopted similar policies because of the temptation it represents to try to benefit from a relatively low-cost method of trading on short-term swings in share prices (without actually holding the underlying shares of common stock) and encourages speculative trading. We are dedicated to building stockholder value, short selling our shares of common stock conflicts with our values and would not be well-received by our stockholders.

24.    Can I purchase AvePoint securities on margin or hold them in a margin account?

A: Under our policies, you may not purchase shares of our common stock on margin or hold shares in a margin account at any time.

“Purchasing on margin” is the use of borrowed money from a brokerage firm to purchase our securities. Holding our securities in a margin account includes holding the securities in an account in which the shares can be sold to pay a loan to the brokerage firm.

25.	Why does AvePoint prohibit me from purchasing AvePoint securities on margin or holding them in a margin account?

A: Margin loans are subject to a margin call whether or not you possess MNPI at the time of the call. If a margin call were to be made at a time when you were aware of MNPI and you could not or did not supply other collateral, you may be liable under insider trading laws because of the sale of the securities (through the margin call). The sale would be attributed to you even though the lender made the ultimate determination to sell. For example, the SEC takes the view that you made the determination to not supply the additional collateral and you are therefore responsible for the sale.

26.	Can I pledge my AvePoint shares as collateral for a personal loan?

A: No. Pledging your shares as collateral for a personal loan could cause the pledgee to transfer your shares during a trading blackout period or when you are otherwise aware of MNPI. As a result, you may not pledge your shares as collateral for a loan.

27.	Can I hedge my ownership position in AvePoint?

A: Hedging or monetization transactions, including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars and exchange funds are prohibited by our Insider Trading Policy. Since such hedging transactions allow you to continue to own AvePoint’s securities obtained through employee benefit plans or otherwise, but without the full risks and rewards of ownership, you may no longer have the same objectives as AvePoint’s other stockholders. Therefore, our Insider Trading Policy prohibits you from engaging in any such transactions.

28.

Can I exercise options granted to me under AvePoint’s equity compensation plans, or make purchases under the AvePoint employee stock purchase plan, during a trading blackout period that applies to me or when I possess material, nonpublic information?

A: You may engage in transactions with AvePoint, such as exercising the options for cash (or via net exercise transaction with AvePoint) or purchasing under AvePoint’s employee stock purchase plan during a trading blackout period that applies to you; provided that, at the time of exercise or purchase, you are not in possession of material, nonpublic or MNPI. You may not sell the shares (even to pay the exercise price or any taxes due) during a trading blackout period that applies to you or any time that you are aware of MNPI. To be clear, you may not effect a broker-assisted cashless exercise (these cashless exercise transactions include a market sale) during a trading blackout period that applies to you or any time that you are aware of MNPI.

29.    Am I subject to trading blackout periods if I am no longer an employee or consultant of AvePoint?

A: It depends. If your employment with AvePoint ends during a trading blackout period that applies to you, you will be subject to the remainder of that trading blackout period. If your employment with AvePoint ends on a day that the trading window is open, you will not be subject to the next trading blackout period. However, even if you are not subject to our trading blackout period after you leave AvePoint, you should not trade in AvePoint securities if you are aware of MNPI. That restriction stays with you as long as the information you possess is material and not publicly disseminated within the meaning of our Insider Trading Policy.

30.	What if I purchased publicly traded options or other derivative securities before I became an AvePoint employee (or contractor or consultant)?

A: The same rules apply as for employee options exercisable for shares in AvePoint. You may exercise the publicly traded options during a trading blackout period provided that, at the time of exercise, you are not in possession of material, nonpublic information. You may not sell the securities during a trading blackout period that applies to you or at any time that you are aware of MNPI.

31.    May I own shares of a mutual fund that invests in AvePoint?

A: Yes.

32.    Is trading in mutual fund shares holding AvePoint subject to the trading blackout periods?

A: No, provided that AvePoint securities do not form a material component of the mutual fund’s market value. You may trade in mutual funds holding shares of our common stock at any time.

33.    May I use an “automatic trading program” or “10b5-1 plan”?

A: Yes, subject to the requirements discussed in our Insider Trading Policy and our Rule 10b5-1 Trading Plan Guidelines. An automatic trading program, also known as a 10b5-1 Trading Plan, allows you to set up a highly structured program with your stockbroker through which you specify ahead of time the date, price, and amount of securities to be traded. If you wish to create a 10b5-1 Trading Plan, you must contact the Clearing Officer for approval.

34.	Can I gift shares while I possess MNPI or during a trading blackout period that applies to me?

A: It depends. Because of the potential for the appearance of impropriety, you may only make bona fide gifts of our shares when you are aware of MNPI or during a trading blackout period that applies to you if (and only if) the gift has been pre-cleared by the Clearing Officer. Whether a gift is truly bona fide will depend on the facts and circumstances surrounding each gift.

35.    What happens if I violate our Insider Trading Policy?

A: Violating our policies may result in disciplinary action, which may include termination of your employment or other relationship with AvePoint. In addition, you may be subject to criminal and civil enforcement actions by the local or foreign government.

36.    Who should I contact if I have questions about our Insider Trading Policy or specific trades?

A: You should contact our Clearing Officer at brian.brown@avepoint.com.